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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                                 NEOPHARM, INC.
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                                (Name of Issuer)

                            Common Stock, $0.0002145
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                         (Title of Class of Securities)

                                   640919106
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                                 (CUSIP Number)

 Mr. Kevin Harris, 225 East Deerpath Road, Lake Forest, IL 60045 (847) 295-8665
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               (Name, Address and Telephone Number of the Person
               Authorized to Receive Notices and Communications)

                               February 18, 1999
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on its form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 640919106

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          EJ Financial/NEO Management, L.P 36-4276323

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a).................................................................

          (b).................................................................

     3.   SEC Use Only

     4.   Source of funds (See Instructions): 00

     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship of Place of Organization: Delaware


                      7.   Sole Voting Power: 904,812 (See Items 5 and 6)
Number of
Shares Beneficially   8.   Number of Shares Beneficially.  Owned by Each
Owned by Each              Reporting Person with Shared Voting Power: 0
Reporting Person
with:                 9.   Sole Dispositive Power: 904,812 (See Items 5 and 6)

                      10.  Shared Dispositive Power: 0

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 904,812

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions):
          ....................................................................

     13.  Percent of Class Represented by Amount in Row (11): 10.8%

     14.  Type of Reporting Person (See Instructions): PN


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CUSIP No. 640919106

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          John N. Kapoor

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a).................................................................

          (b).................................................................

     3.   SEC Use Only:.......................................................

     4.   Source of funds (See Instructions): 00 .............................

     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
          ....................................................................

     6.   Citizenship of Place of Organization: United States


                      7.   Sole Voting Power: 2,136,875 (See Items 5 and 6)
Number of
Shares Beneficially   8.   Number of Shares Beneficially.  Owned by Each
Owned by Each              Reporting Person with Shared Voting Power: 0
Reporting Person
with:                 9.   Sole Dispositive Power: 2,136,875 (See Items 5 and 6)

                      10.  Shared Dispositive Power: 0

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,136,875

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions):
          ....................................................................

     13.  Percent of Class Represented by Amount in Row (11): 24.7%

     14.  Type of Reporting Person (See Instructions): IN


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ITEM 1:

     This statement is being jointly filed by EJ Financial/Neo Management, L.P. (the "Limited Partnership") and the Managing General Partner of the Limited Partnership, John N. Kapoor ("Kapoor") and relates to the Common Stock, par value $.0002145 of NeoPharm, Inc., (the "Company" or "Issuer") the principal office of which is located at 100 Corporate North, Suite 215, Bannockburn, Illinois 60015.

ITEM 2:

(i) The Limited Partnership, a Delaware limited partnership, was organized in December, 1998 for the purpose of acquiring, owning, managing and selling property for investment purposes. The principal office of the Limited Partnership is 225 East Deerpath Road, Suite 250, Lake Forest, Illinois 60015. Within the least five years, the Limited Partnership has not been convicted of any criminal proceeding nor been subject to any final order or decree enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

(ii) (a)  John N. Kapoor

     (b)  225 East Deerpath Road, Suite 250, Lake Forest, Illinois 60015

     (c) President of EJ Financial Investments, Inc., 225 East Deerpath Road, Lake Forest, Illinois

     (d)  No

     (e)  No

     (f)  United States

ITEM 3:

     The limited partners of Limited Partnership have each given notes (the "Notes") in the aggregate amount of $9,149,798.25 to the John N. Kapoor Trust dtd 9/20/89, (the "Trust") of which Kapoor is the sole Trustee and sole beneficiary. The Notes will be repaid from the outside resources of limited partners of the Limited Partnership.

ITEM 4:

     The Limited Partnership has acquired 904,812 shares of the Issuer's common stock (the "Shares") from the Trust, of which Kapoor is the sole beneficiary and sole trustee. Kapoor is also the Managing General Partner of the Limited Partnership with sole power to vote and to sell the Shares. The Editha Kapoor 1995 Trust, of which Kapoor's spouse, Editha Kapoor is the sole trustee, is also named as a general partner, but has no authority to bind the Limited


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     Partnership nor to act on its behalf.  The purpose of the transaction was to facilitate certain estate planning actions on behalf of Kapoor by transferring the Shares from the Trust to the Limited Partnership, the limited partners of which are all individuals or trusts established for individuals who have a family relationship with Kapoor or Kapoor's spouse. The Shares have been acquired for investment purposes only. Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Schedule 13D, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5 - INTEREST AND SECURITIES OF THE ISSUER

     (a) The Limited Partnership is the record and beneficial owner as of February 28, 1999 of 904,812 shares of the Issuer's common stock. Kapoor, being the Managing General Partner of the Limited Partnership, is also deemed to be the beneficial owner of such 904,812 shares. In addition, Kapoor, through the John N. Kapoor Trust, dated 9/20/98 (the "Trust") of which he is the sole beneficiary and sole trustee, owns an additional 620,059 shares as well as an additional 287,004 shares which the Trust has the currently exercisable right to acquire pursuant to warrants issued by the Issuer. The John N. Kapoor Charitable Trust, of which John N. Kapoor is a trustee, owns 300,000 shares. Finally, Kapoor, has a currently exercisable right to acquire up to an additional 25,000 shares of NeoPharm common stock pursuant to an option issued by the Company which became exercisable on August 13, 1998. Accordingly, pursuant to Rule 13d-3 under the Exchange Act, as of the date hereof, the Limited Partnership would be deemed beneficial owner of 904,812 shares of NeoPharm common stock. Based on the number of shares of Issuer's common stock outstanding as of February 28, 1999, such 904,812 shares represents approximately 10.8% of the Issuer's issued and outstanding common stock. In addition, Kapoor, again in accordance with Rule 13d-3 as of February 28, 1999 would be deemed beneficial owner of 2,136,875 shares which constitute, based on the number of shares of NeoPharm common stock outstanding as of February 28, 1999, approximately 24.7% of the NeoPharm common stock assuming exercise of the warrant and the option. Kapoor disclaims ownership of the shares held by the John N. Kapoor Charitable Trust.

(b) The number of shares of Issuer common stock which each Reporting Person has:

     1.   Limited Partnership.

          (i)  Sole voting power: 904,812

          (ii) Shared voting power: 0


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          (iii)  Sole dispositive power: 904,812

          (iv)   Shared dispositive power: 0

     2.   Kapoor(1)

          (i)    Sole voting power: 2,136,875

          (ii)   Shared voting power: 0

          (iii)  Sole dispositive power: 2,136,875

          (iv)   Shared dispositive power: 0

(c) The following transactions were made in the 60 days prior to February 28, 1999.

     1. On February 18, 1999 the Limited Partnership acquired 904,812 shares of the Issuer's common stock in a private transaction as described in
          Item 4 above.

      2. On February 25, 1999, the John N. Kapoor 1994-A Annuity Trust (the "Annuity Trust") of which Editha Kapoor (Kapoor's spouse) is the sole trustee, transferred 766 shares of the Issuer's common stock to the John N. Kapoor Trust, of which Kapoor is sole beneficiary and trustee,
          in satisfaction of an annuity payment of $6,223.   The price per share
          was $8.125 per share.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          There is no contract, arrangement, understanding or relationship between the reporting parties and any other person with respect to the Securities of the Issuer.

______________________________

     (1) The amounts shown for Kapoor do not include approximately 1,549,687 shares which are held by the John N. Kapoor Annuity 1994-A Trust of which the sole Trustee is Editha Kapoor, Kapoor's spouse, and 310,848 shares held by various trusts established for the benefit of Kapoor's children and of which the sole trustee is Kapoor's spouse, Editha Kapoor. Kapoor has no voting or dispositive power with respect to such shares and, in accordance with Rule 13d-3, has no beneficial interest in such shares.


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ITEM 7 -  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A -   Copy of an Agreement between the Limited Partnership and Kapoor to file this Statement on Schedule 13D on behalf of each of them.


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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 18, 1999
        Chicago, Illinois


                                           E.J. FINANCIAL/NEO MANAGEMENT, L.P.


                                           BY:
                                              --------------------------------
                                                  JOHN N. KAPOOR
                                                  Its Managing General Partner

DATED:  February 18, 1999
        Chicago, Illinois                     --------------------------------
                                                  JOHN N. KAPOOR



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